EXHIBIT (d)(2)(I)

Insurance Exchange Rider

THE UNION CENTRAL LIFE INSURANCE COMPANY

Cincinnati, Ohio

INSURANCE EXCHANGE RIDER

BENEFIT. While this rider is in force, this policy may be exchanged for a new policy on the life of a substitute insured.

CONDITIONS. The new policy on the life of the substitute insured will become effective on the date of exchange subject to receipt by us of:

(1)   a written application for insurance in a form acceptable to us, signed by you  and the substitute insured; and

(2)   proof  that you  have a satisfactory insurable interest in the life of the substitute insured; and

(3)   proof  of the insurability of the substitute insured satisfactory to us; and

(4)   proof  of the release of any lien against or assignment of this policy, or written approval by the lienholder or assignee of the exchange of policies; and

(5)   proof  of surrender and release of this policy; and

(6)   payment of any amount due for the exchange; and

(7)   written consent of any irrevocable beneficiary.

The date of exchange will be the monthly date of this policy next following satisfaction of the conditions stated above. This policy and rider will be in force only to the end of the day prior to the date of exchange.

TERMS OF NEW POLICY. The policy date of the new policy shall be the same policy date as this policy, or the annual date of this policy immediately following the date of birth of the substitute insured, if later. The new policy may be any adjustable life insurance policy issued by us at the time of exchange. The cost of insurance rates for the new policy will be the same as rates for similar policies regularly issued by us on the effective date of the new policy at the age  of the substitute insured on the birthday nearest the policy date of the new policy. The new policy will be subject to any loan on this policy.

The amount of the new policy shall not be greater than the amount of this policy. The initial cash value of the new policy will be the same as the cash value of this policy on the date of exchange.

NEW POLICY RIDERS. With our  consent, riders for additional benefits may be attached to the new policy. Proof  of insurability may be required.

CONTESTABLE AND SUICIDE PERIOD. The new policy shall be deemed modified so that the time periods of suicide and incontestability shall be measured from the policy date of the new policy, which shall be the same date as the date of exchange.

If the insured  commits suicide within two years of the policy date of the new policy or if we  contest the new policy within two years of the issue date, we  will terminate the new policy and give back the cash value applied to the new policy, plus premium paid to the date of death, less any loan, loan interest, and any partial surrender.

CONTRACT. This rider is made a part of the policy, and is based on the application for this rider.

TERMINATION. This rider shall terminate:

(1)   when this policy terminates; or

(2)   on the anniversary of this policy nearest the insured's 65th birthday.

RIDER SPECIFICATIONS. The issue date, policy date of this rider is shown in the application.

THE UNION CENTRAL LIFE INSURANCE COMPANY

Secretary	President